Exhibit 99.1

To Shareholders:

Gerdau conducted a significant geographical expansion and showed continuous positive operating performance in the year 2007. This performance is in line with the strategic goal of adding value to the shareholders and obtaining new positions in the steel market in order to ensure the continuation of business in an increasingly competitive environment.

The installed capacity of steel production grew 24.8% in 2007, reaching 24.8 million tonnes. It is worth mentioning the acquisition of Chaparral Steel Company, in the United States, and the beginning of operation of a new blast furnace in Gerdau Açominas, in the State of Minas Gerais. The investments made in the acquisition of companies, new equipments for expansion of the production capacity and growth of productivity and technological updating totaled US$ 6.3 billion in 2007.

In 2007, the consolidated gross revenue was R$ 34.2 billion, a growth of 18.5% as compared to 2006, basically due to the greater demand for steel in the foreign markets, higher prices for steel products and the acquisitions made during the period.

In 2007, consolidated net income was R$ 4.3 billion, an increase of 1.1% over 2006. It is important to mention that some non-recurrent items affected net income in both 2006 and 2007, preventing their comparability. In 2006, net income was influenced by non-recurrent revenues of R$ 263 million and in 2007 by non-recurrent expenses of R$ 164 million. Excluding those effects, net income would have been R$ 4.5 billion in 2007, representing a growth of 11.9%.

Among Gerdau's many other achievements during the year, we point out the transition of the executive management team to a new generation on January 1, 2007. The new executive management succeeded a successful management team that placed the organization in the international marketplace of the steel industry. At the end of the first year under the management of the new executive officers it is prudent to note that the growth strategy was executed, thereby maintaining the experiences and practices accumulated over the last decades.

CONSOLIDATED INFORMATION

As of 2007, Gerdau started to present its Consolidated Financial Statements in conformity with the international accounting Standards established by the International Accounting Standards Board – IASB (known as International Financial Reporting Standards – IFRS) and reflected in CVM Instruction nº 457, of July 13, 2007.

This new accounting practice, even though mandatory to the Brazilian companies only as of the year ending December, 2010, is in conformity with Gerdau's VIEW: to be a global steel company. It also takes into consideration the importance and necessity that the Company's accounting practices are in line with international standards in order to increase the transparency and reliability of the financial information disclosed.

In order to adopt the IFRS as the new accounting standard with respect to its Consolidated Financial Statements, the Company applied the criteria established in the IFRS 1 (First-time Adoption of International Financial Reporting Standards), taking into consideration the base date January 1, 2006 for its opening balance sheet.

GERDAU S.A. - CONSOLIDATED MANAGEMENT REPORT

As a result of the change in the accounting standard, the comparisons below are limited to the last two years.

Production

- In 2007, the production of crude steel (slabs, blooms and billets) totaled 17.9 million tonnes, an increase of 13.6% as compared to 2006. This increase in volume is partially due to the improvement in the operations of the several regions in which Gerdau operates and also the consolidation of new companies acquired during 2007.

- In Brazil, total production was 8.1 million tonnes, an increase of 5.4% as compared to 2006. In the United States and Canada, production reached 6.8 million tonnes, 12.7% greater than the volume in the previous year. Operations in Latin America (excluding Brazil) produced 1.9 million tonnes, an increase of 51.5% as compared to 2006. This is basically due to the consolidation of the units in Mexico (Sidertul) and Venezuela (Sizuca) and the consolidation of the unit in Peru (Siderperú) acquired in June 2006, in the entire period. In Europe, production reached 1.1 million tonnes, an increase of 41.9% as compared to 2006. This increase is due to the acquisition of GSB Aceros, a steel company located in Spain.

Steel Production Origin
(%)



Brazil
45%
North
America
38%
Latin
America
11%
Europe
6%

Production (1,000 tonnes)	Year 2007	Year 2006	Variation 2007/2006
Crude Steel (slabs, blooms and billets)			
Brazil	8,111	7,699	5.4%
North America	6,827	6,059	12.7%
Latin America	1,871	1,235	51.5%
Europe	1,098	774	41.9%
Total	**17,907**	**15,767**	**13.6%**
Rolled products			
Brazil	5,464	4,921	11.0%
North America	6,693	5,808	15.2%
Latin America	2,003	1,413	41.8%
Europe	1,000	661	51.3%
Total	**15,160**	**12,803**	**18.4%**

- The production of rolled products reached 15.2 million tonnes, 18.4% greater than the production in 2006.

- The production of rolled products of the Brazilian units reached 5.5 million tonnes, 11.0% greater than the production in 2006. In the United States and Canada, the production reached 6.7 million tonnes, a growth of 15.2% as compared to the previous year. In Latin American countries (excluding Brazil), the production of rolled products reached 2.0 million tonnes, a growth of 41.8% as compared to 2006. In Europe, the production reached 1.0 million tonnes, a volume 51.3% greater than the previous year.


Crude Steel Production
(1,000 tonnes)
15,767
17,907
2006
2007
Brazil
Abroad


Rolled Products Production
(1,000 tonnes)
12,803
15,160
2006
2007
Brazil
Abroad

Sales

- Consolidated sales in 2007 totaled 17.2 million tonnes, an increase of 15.2% as compared to 2006. Of this total, 41.0% derived from operations in Brazil and the remaining 59.0% derived from companies abroad. Excluding the acquisitions carried out in the period in comparison, sales grew by 3.6%.

Sales [1] (1,000 tonnes)	Year 2007	Year 2006	Variation 2007/2006
Brazil			
Domestic market	4,884	4,227	15.5%
Exports	2,150	2,396	(10.3%)
Total	**7,034**	**6,623**	**6.2%**
Abroad			
North America	6,941	6,039	14.9%
Latin America	2,248	1,546	45.5%
Europe	936	681	37.4%
Total	**10,125**	**8,266**	**22.5%**
Total Consolidated	**17,159**	**14,889**	**15.2%**

1 - Excluding the sales to subsidiaries.

- The solid demand in the main consumer segments of the Company's products in Brazil resulted in a growth of 15.5% in sales as compared to 2006, totaling 4.9 million tonnes. In order to meet the increasing consumption of steel in Brazil, exports were reduced by 10.3%, totaling, even in this case, 2.1 million tonnes in 2007. The revenues deriving from export sales totaled US$ 1.4 billion in the year (includes expenses from shipments to subsidiaries and affiliates).


Sales
(1,000 tonnes)
14,889
17,159
2006
2007
Domestic market
Exports
Abroad


Export Destinations
(In 2007 - %)
Central America 15%
Europe 10%
Africa 12%
North America 13%
Asia 26%
South America 24%

- Sales in the United States and Canada reached 6.9 million tonnes in 2007, an increase of 14.9% as compared to 2006. Excluding the effects of the acquisitions of Chaparral Steel and Sheffield Steel, which were acquired in the period in comparison, the volume in 2007 is consistent with the volume in 2006. The units in Latin America (excluding Brazil) accounted for the sale of 2.3 million tonnes, 45.5% more than the previous year. Not taking into consideration the volume sold by the companies acquired in Venezuela and Mexico in 2007, and Peru in 2006, sales in 2007 were 7.7% greater than 2006. Sales in Europe totaled 936 thousand tonnes in 2007, a volume 37.4% greater than in 2006. This variation was mainly due to the acquisition of GSB Aceros and Trefusa, in Spain.

Results

- In 2007, the consolidated gross revenues reached R$ 34.2 billion, a growth of 18.5% as compared to 2006, basically due to the greater sales volume during the period, the greater prices of the steel products in the foreign markets and the acquisitions made during the period. Companies abroad and exports from Brazil accounted for together 60% of the consolidated gross revenues in 2007.


Gross Revenues
(R$ million)
28,847
34,184
2006
2007
Domestic market
Exports
Abroad


Origin of the Gross Revenues
(%)
Domestic market (Brazil) 40%
Exports (Brazil) 7%
North America 33%
Latin America
Europe 9%

- Consolidated net sales reached R$ 30.6 billion in 2007, a growth of 18.3% as compared to 2006. Operations in Brazil accounted for 42.3% of this amount, or R$ 13.0 billion. The units in the United States and Canada reached R$ 11.2 billion (36.7% of the total) and the companies in Latin America (excluding Brazil) reached R$ 3.3 billion, accounting for 10.9% of the consolidated net sales. Europe reached R$ 3.1 billion, accounting for 10.1% of the total.

Net sales (R$ million)	Year 2007	Year 2006	Variation 2007/2006
Brazil	12,956	11,210	15.6%
North America	11,235	10,175	10.4%
Latin America	3,319	2,334	42.2%
Europe	3,104	2,165	43.4%
Total	**30,614**	**25,884**	**18.3%**

- Gross profit in the year was R$ 7.5 billion, a growth of 9.3% as compared to 2006. The consolidated gross margin was 24.4% in 2007 against 26.4% in 2006. The gross margin in Brazil was 32.2% against 35.9% in the previous period, a reduction mainly caused by the increase in the cost of the main raw materials and the appreciation of the Brazilian *real* against the U.S. dollar, thereby reducing exports margins. Operations in the United States and Canada accounted for a margin of 18.0%, slightly greater than in 2006. The consolidation of new companies, greater costs of the main raw materials and operating adjustments carried out for adequacy of the operations with the IFRS accounting standard in Latin America resulted in the reduction of the gross margin from 24.0% in 2006 to 20.2% in 2007. The industrial reorganization carried out in Europe among the several units with the purpose of maximizing the production processes and product lines resulted in additional costs during the year but which may result in future benefits in connection with these operations. Accordingly, the gross margin was reduced in 2007, reaching 19.9% against 21.9% in the previous year.

- Sales, general and administrative expenses presented a growth of 6.6% in 2007 against a growth in net sales of 18.3%, as compared to 2006, totaling R$ 2.5 billion. Accordingly, these expenses, which accounted for 9.1% of net sales in 2006, accounted for 8.2% of net sales in 2007.

- The expense arising from the Excise Tax (IPI) related to credits on inputs was recorded in the line item "Other Operating Income (Expenses)" in the year. This recognition was carried out in view of the change in the jurisprudence by the Federal Supreme Court (STF) enacted in the half of the year. This amount, net of income tax and social contribution, totaled R$ 132.2 million.

- In 2007, cash generation, represented by the EBITDA (earnings before interest, taxes, depreciation and amortization) reached R$ 6.2 billion, which corresponds to an increase of 6.9% over last year. The margin reached 20.4%.


EBITDA
(R$ million)
5,847
6,249
2006
2007
Brazil
North America
Latin America
Europe

EBITDA[1] (R$ million)	Year 2007	Year 2006	Variation 2007/2006
Brazil	3,186	3,117	2.2%
North America	1,926	1,710	12.6%
Latin America	604	545	10.9%
Europe	533	475	12.0%
Total	**6,249**	**5,847**	**6.9%**

1- EBITDA is not a measure used in the accounting practices and does not represent the cash flow for the periods indicated and should not be considered as an alternative to cash flows as a measure of liquidity. EBITDA does not have a standardized meaning and therefore, should not be compared to the definition of EBITDA used by other companies.

Composition of EBITDA (R$ million)	Year 2007	Year 2006	Variation 2007/2006
Net income	4,310	4,261	1.1%
Provision for income tax and social contribution	954	889	7.4%
Net financial results	(332)	(440)	(24.5%)
Depreciation and amortization	1,317	1,137	15.9%
EBITDA	**6,249**	**5,847**	**6.9%**

- The Company recorded net financial income (financial income net of financial expenses) of R$ 332.6 million in 2007 as compared to R$ 440.3 million in 2006. This amount includes foreign exchange gains in the amount of R$ 723.3 million in 2007 and R$ 329.6 million in 2006. Excluding the foreign exchange gains and losses resulting from the appreciation of the Brazilian *real* on the debt denominated in foreign currency, financial results were negative by R$ 390.7 million in 2007 against a positive result of R$ 110.6 million in 2006. This reversal was due to the reduction of financial investments and the increase in indebtedness in view of the acquisitions carried out during 2007.

- Equity in earnings of unconsolidated companies reached R$ 118.4 million in 2007 as compared to R$ 243.6 million in 2006. This reduction was due to the lower result of the Gallatin Steel joint venture, in the United States.

- In 2007, consolidated net income was R$ 4.3 billion, which was consistent with the amount recorded in 2006. The net margin was 14.1% in 2007. The units in Brazil recorded a profit of R$ 2.6 billion, which was consistent with the amount recorded in the previous year. Operations in the United States and Canada presented a net income of R$ 1.0 billion, a growth of 15.5% as compared to 2006. In Latin America, excluding Brazil, net income was R$ 373.4 million, a decrease of 23.1% as compared to 2006. Operations in Europe recorded a consolidated net income of R$ 366.4 million in 2007, a growth of 4.4% as compared to 2006.

Net income (R$ million)	Year 2007	Year 2006	Variation 2007/2006
Brazil	2,586	2,549	1.4%
North America	985	876	12.4%
Latin America	373	485	(23.1%)
Europe	366	351	4.4%
Total	**4,310**	**4,261**	**1.1%**

- Some non-recurrent items affected net income in the last two exercises, preventing the comparability of the presented financial results. The following table shows net income adjusted for these effects.

Adjusted Net income (R$ million)	Year 2007	Year 2006	Variation 2007/2006
Brazil	2,718	2,465	10.3%
North America	985	876	12.4%
Latin America	373	306	21.9%
Europe	398	351	13.4%
Total	**4,474**	**3,998**	**11.9%**

Note: a) In 2007, net income was affected by the following non-recurrent expenses:
- In Brazil, by an expense of R$ 132.2 arising from the IPI debit related to credits on inputs.
- In Europe, by expenses of R$ 32.0 million related to the net effect of the industrial reorganization.

b) In 2006 net income was affected by the following non-recurrent revenues:
- R$ 110.7 million related to the adjustment to market price in connection with put and/or call options of ownership interests in Latin America and R$ 68.0 million related to negative goodwill amortization in connection to the acquisition of stake in the Peruvian unit.
- In Brazil, by R$ 83.7 million related to the successful outcome in a legal proceeding in connection with undue Payments of PIS/COFINS.

c) On consolidated basis, disregarding the non-recurrent effects described in notes "a" and "b" above, net income would have amounted to R$ 4.5 billion in 2007 and R$ 4.0 billion in 2006, representing an increase of 11.9%.

Added Value

- In 2007, Gerdau's companies generated an added value of R$ 10.5 billion on a consolidated basis, a growth of 5.5% as compared to 2006. This amount results from the revenues from products and services in the amount of R$ 33.7 billion, net of costs in the amount of R$ 23.2 billion related to raw materials and consumer goods, third party services, depreciation and amortization, Equity in earnings of unconsolidated companies and financial income.

Distribution of Added Value
(R$ 10.5 billion)


Reinvestment of profits 30.2%
Interest on financing 4.9%
Taxes, contributions and social charges 25.4%
Salaries, benefits, profit sharing and training 28.7%
Dividends and interest attributed to shareholders' equity 10.8%

- Operations in Brazil generated an added value of R$ 5.8 billion in 2007, an increase of 2.3% as compared to 2006. As regards to other operations, the amount reached R$ 4.7 billion, a growth of 9.8% as compared to the previous year. Operations in Brazil accounted for 55.1% of the consolidated amount, while other countries accounted for 44.9%.

Distribution	Brazil (R$ 5,790 million)	Abroad (R$ 4,711 million)
Taxes, contributions and social charges	1,820	844
Salaries, benefits, profit sharing and training	1,252	1,761
Reinvestment of profits	1,577	1,602
Dividends and interest attributed to shareholders' equity	982	149
Interest on financing	159	355

Investments

- According to the investment program for the 2007-2009 triennium, Gerdau invested US$ 1.5 billion in fixed assets in 2007. Concurrently, Gerdau invested an additional US$ 4.8 billion in acquisitions both in countries where it already has operations as in geographical expansion.

- Regarding fixed assets investments, it should be mentioned Gerdau Açominas' expansion plan, of a new blast furnace, the second sinterization and a new continuous casting for blooms. The company has also increased the melt shop capacity of the Gerdau Ameristeel's unit in Jacksonville, Florida, in the United States.

Investments (US$ million)	Year 2007	Year 2006
Brazil	**1,046**	**718**
Abroad	**495**	**336**
North America	190	239
Latin America	165	53
Europe	140	45
Total in fixed assets	**1,541**	**1,054**
Concluded acquisitions [1]		
North America	4,283	299
Latin America	466	203
Europe	25	497
Total in acquisitions	**4,774**	**999**
Total	**6,315**	**2,053**

1 - Does not include acquisitions not yet concluded (SJK Steel, Corsa and Quanex). Amounts include assumed debt.

- In 2007, Gerdau continued to expand business by means of acquisitions:

United States

- November: Quanex Corporation – acquisition not yet concluded
  Second largest producer of specialty steel (Special Bar Quality - SBQ) in the United States through its steel unit MacSteel. It operates three mini mills located in Jackson, in the State of Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The company also operates six processing facilities located in the States of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has an installed capacity of 1.2 million tonnes of crude steel per annum.

- October: Enco Materials, Inc.
  Leading company in the market of commercial construction materials, including fabricated rebar, civil construction products, frameworks for concrete, as well as transformed structural steel and architectural products. With headquarters in

Nashville, Tennessee, the company has eight branches located in Arkansas, Tennessee and Georgia.

- September: Chaparral Steel Company
  Second largest producer of structural steel in North America and also a large producer of steel bars. It operates two mini mills located in Midlothian, Texas, and Dinwiddie County, Virginia. Chaparral has an annual installed capacity of 2.5 million tonnes of crude steel per annum.

- September: Re-Bars, Inc.
  Rebar fabricator located in Savannah, Georgia.

- August: D & R Steel, LLC
  Acquisition by means of a joint venture with Pacific Coast Steel. The company is located in Glendale, Arizona and is a supplier of fabricated rebar.

- June: Valley Placers, Inc.
  Acquisition by means of a joint venture with Pacific Coast Steel. The company is specialized in the delivery and assembly of steel products. It also operates a fabricated rebars unit and a construction products distribution center.

Europe

- October: Trefilados de Urbina, S.A.-Trefusa (Spain)
  Acquisition carried out through Sidenor Industrial (Corporación Sidenor), in which Gerdau has a 40% stake. The company is a producer of special cold drawn steels located in Vitória, Spain.

Latin America

- October: Corsa Controladora, S.A. de C.V. (Mexico) – acquisition not yet concluded
  Letter of intention for the acquisition of a 49% stake in the capital stock. The Company holds 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. It is located in the City of Tlalnepantla, metropolitan region of Mexico City, and is a mini mill that produces long steel (light merchant profiles) and has an installed capacity of 150 thousand tonnes of crude steel per annum.

- June: SIZUCA – Siderúrgica Zuliana (Venezuela)
  A mini mill that produces rebars, with installed capacity of 300 thousand tonnes of crude steel per annum.

- May: Industrias Nacionales – INCA (Dominican Republic)
  Strategic alliance, with 49% stake, for the development of businesses in the steel industry in the Dominican Republic and the Caribbean. INCA is a rolling mill company of long steel products and manufacturing company of value added steel products. It also imports flat and long steel and is also a producer of tubes and PVC connections. The annual sales of steel products totaled approximately 400 thousand tonnes.

- March: Siderúrgica Tultitlán (Mexico)
  Mini mill located in the Mexico City metropolitan area that produces rebar and profiles with installed capacity of 350 thousand tonnes of crude steel per annum. Upon the conclusion of the investment plan which was in progress, the production capacity reached 500 thousand tonnes of crude steel per annum.

Asia

- June: SJK Steel Plant Limited (India) – acquisition not yet concluded
Joint venture with the Kalyani Group for operation of a steel mill in Tadipatri, in the south of the State of Andhra Pradesh, in India. Gerdau and the Kalyani Group will each hold a stake of approximately 45% in the company's capital stock. The remaining 10% will be held by other investors.

• On March 6, 2007 ANEEL transferred to Gerdau the concession for generation of electric energy at the Caçu and Barra dos Coqueiros hydroelectric complex, consisting of two hydroelectric plants to be built on the Claro River between the municipalities of Caçu and Cachoeira Alta, in the southeast region of the State of Goiás. The complex will have an installed capacity of 155 MW (Caçu with 65 MW and Barra dos Coqueiros with 90 MW) and the construction should be completed by early 2010.

• On November 7, the Administrative Council for Economic Defense (*Conselho Administrativo de Defesa Econômica - CADE*) approved the purchase by Gerdau of 40% of the capital stock of the holding company Corporación Sidenor, S.A., an indirect controlling company of Aços Villares S.A. This approval makes possible the integration of the purchase and sale policies, allocation of products by plant, as well as other synergies between Aços Villares S.A. and Gerdau Aços Especiais S.A.

• In December 2007, Gerdau S.A. acquired the total shares held by the members of the Açominas Employees' Club ("*Clube dos Empregados da Açominas*"), or CEA, in the companies Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. These shares represented 2.89% of the capital stock of each of these companies. The total amount of the offering is R$ 653.8 million.

Financial Liabilities

• Net debt (loans and financing, plus debentures, less cash and cash equivalents and securities), as of December 31, 2007, amounted to R$ 10.8 billion. This amount is significantly greater than the amount as of December 31, 2006 because it included debt raised for the payment of acquisitions carried out throughout the year, in particular the acquisition of Chaparral, in September.

• Considering the gross debt (loans and financing, plus debentures), 16.0% was short term (R$ 2.5 billion) and 84.0% was long term (R$ 13.4 billion). The average payment term of this debt is 6 years and 4 months.

• On December 31, the gross debt consisted of 23.4% in Brazilian *reais*, 19.3% in foreign currency contracted by companies in Brazil and 57.3% in different currencies contracted by subsidiaries abroad.

• The weighted nominal average cost of the gross debt was 10.2% for the amount denominated in Brazilian *reais* on December 31, 2007, of 6.0% plus foreign exchange variation for debt denominated in U.S. dollars raised in Brazil and of 7.4% for the portion raised by the subsidiaries abroad.

- At the end of the year, cash and cash equivalents, plus financial investments, totaled R$ 5.1 billion, of which R$ 3.1 billion (60.6%) was indexed to foreign currencies, mainly the U.S. dollar.

Indebtedness (R$ million)	12.31.2007	12.31.2006
Short term		
Local currency (Brazil)	1,163	492
Foreign currency (Brazil)	496	571
Companies abroad	880	1,214
Total	**2,539**	**2,277**
Long term		
Local currency (Brazil)	2,555	2,125
Foreign currency (Brazil)	2,570	3,646
Companies abroad	8,239	1,830
Total	**13,364**	**7,601**
Gross debt	**15,903**	**9,878**
Cash and cash equivalents and financial investments	5,139	6,379
Net debt	**10,764**	**3,499**

- Even though market conditions were not favorable, Gerdau successfully implemented a financing plan for the acquisition of Chaparral. Debt was raised based on attractive interest rates, which confirms the Company's excellent image in the market.

- Payment for this acquisition, made on September 14, presented the following financial structure:
  - Term Loan Facility of US$ 2.75 billion granted by means of two joint international operations with maturity in five and six years at a cost of Libor plus a spread between 1.00% and 1.25% per annum.
  - Bridge Loan Facility of 90 days in the amount of US$ 1.15 billion at a cost of Libor plus 0.80% per annum.
  - Cash and cash equivalents of Gerdau Ameristeel in the amount of US$ 300 million.

- To pay a portion of the loans incurred in the acquisition of Chaparral, Gerdau Ameristeel concluded, on November 7, an offer of 110 million common shares issued by Gerdau Ameristeel (plus an overallotment of 15%) at the price of US$ 12.25 per share, totaling about US$ 1.35 billion (US$ 1.55 billion with the overallotment). Gerdau S.A. subscribed approximately 84 million shares of this tender offer to maintain its majority interest of approximately 66.5% in the Company.

- The financing structure developed for the payment of Chaparral's acquisition was considered, by the International Financing Review (IFR), as the best debt transaction developed in connection with the acquisition by a Latin American company. This financing structure led Gerdau to receive the "2007 IFR Awards" in the "Latin American Loan" category.

- Gerdau S.A. issued on October 17 a ten-year bond in the amount of US$ 1.0 billion, with maturity on October 20, 2017, to pay its portion on the subscription of the equity offering carried out by Gerdau Ameristeel. The interest incurred on the financing was 7.25% per annum, payable every six months starting April 2008. This transaction received a BBB- risk rating (investment grade) of Standard & Poor's and Fitch Ratings.

- The main indebtedness indicators for the Gerdau companies at the end of December were:

Indicators	12.31.2007	12.31.2006
Net debt / Total capitalization[1]	39.3%	19.1%
Gross debt / EBITDA	2.5x	1.7x
Net debt / EBITDA	1.7x	0.6x

1 –Total capitalization = shareholders' equity + net debt

- The long term debt payment schedule, including debentures, on December 31, 2007, was:

Year	R$ million
2009	1,353
2010	1,320
2011	2,948
2012	2,911
2013 onwards	4,832
Total	**13,364**

- On January 23, 2007, Fitch Ratings upgraded Gerdau's risk rating to Investment Grade for long term corporate credit in local and foreign currency. On June 4, Standard & Poor's attributed the same rating for Gerdau's corporate credit. This risk rating will certainly contribute to the Company's ability to raise funds at a lower cost and also for the enhancement of its image in the capital markets. It is important to mention that, even after the acquisition of Chaparral in the United States, Gerdau's risk rating was not changed by the rating agencies.

Social and Environmental Responsibility

- In 2007, Gerdau reinforced its leading role in the world steel industry consolidation process and maintained its growth process. The growth, as it has occurred over the years, is always followed by the respect to individuals and the environment. Therefore, Gerdau will continue to invest in the development of the communities and contribute to the preservation of nature. It will also continue to reinforce the focus on the client, the creation of value to the shareholders, the search for greater quality of the products and services, the safety in the work environment, the growth of productivity and reduction of costs. The table of Sustainability Indicators, which is attached to the financial statements, presents 2007 numbers, in accordance with the Brazilian Institute of Social and Economic Research (IBASE).

- Gerdau conduct its business on an integrated manner, always respecting the environment. Therefore, it invests in research, atmospheric protection and water reutilization systems, development of alternative sources of energy and reduction of CO_2 emissions. In 2007, US$ 177.4 million was invested in the environmental area, which corresponds to a growth of 125% as compared to 2006.

- The contribution to the environmental preservation also occurs by means of the use of scrap, the main raw material of Gerdau's industrial process. This initiative reduces the need of electric energy use and, consequently, the CO_2 emissions.

- Modern dust removal systems installed in Gerdau's industrial units ensure atmospheric protection. These equipments filter and retain the solid particles generated in the steel production process.

- The consumption of water, extremely necessary in the production process, receives Gerdau's full attention. Currently, 97.6% of all the water used during the steel production process is treated and reused internally.

- Gerdau's industrial units maintain green belts in their surroundings with the purpose of ensuring the preservation of the biodiversity in the places where the Company operates. In 2007, of a total of 17.7 thousand hectares owned by the Company, 2.5 thousand hectare corresponded to legal reserve or permanent preservation areas and 8.2 thousand hectares corresponded to native forests.

- One of Gerdau's competitive differential is the commitment of its more than 37,000 employees to the business. This reflects the transparency, respect and the search for mutual gains which are the basis of the Company's relationship with its employees.

  - Gerdau invests in the empowerment of employees and has programs to prepare global leaders to work in any company's unit in the world and train talents in the various company's areas. In 2007, the funds allocated to the area amounted to R$ 44.7 million, an increase of 11% as compared to 2006.

- The possibility of an international career along with the professional development, as well as the valuation of the entrepreneurship, increase Gerdau's ability to attract talented employees. One of the main initiatives for the recruiting and development of new employees if the trainees program. In 2007, 318 young professionals were selected for positions in seven countries, namely Brazil, United States, Canada, Colombia, Argentina, Uruguay and Chile.

- The safety of the employees and service providers is a top priority within the Company. Gerdau's goal is to reduce the number of accidents to zero, thus the Company invests in technologies, training, protection equipment, awareness campaigns and the Total Safety System – a group of the best practices adopted in all operations.

- The satisfaction level with respect to working in Gerdau is among the highest in the world, according to an international consulting company in charge of the internal climate survey. In 2007, the satisfaction level was 78%, and 92% of Gerdau's employees participated in the survey.

- Gerdau supports projects that contribute to the development of society. For this reason, it seeks intelligent solutions that contribute to the growth of the business with social development and respect to the environment. It believes in the effectiveness of partnerships between clients, suppliers, employees, public authorities, the private initiative and the civil company organizations. The policies and guidelines are conducted by the Gerdau Institute. In 2007, R$ 72.7 million was invested, a growth of 41% as compared to 2006.

- In the communities, Gerdau contributes with programs to improve the quality of education, the development of entrepreneurs, the diffusion of the management by means of the total quality and a number of other actions in the cultural and sports areas.
- Voluntary work is an important channel of Gerdau's employee participation. In 2007, 6,287 employees were volunteers, an increase of 67% as compared to 2006.

Capital Markets and Corporate Governance

- In 2007, Gerdau celebrated 60 years as a participant in the capital markets. In 1947, when the Brazilian capital market was still in its early stages, Gerdau began to operate in the stock exchanges by anticipating a great opportunity to finance its growth. Also in 1947, Gerdau started to pay uninterrupted dividends to its shareholders. Currently, the Company's shares are traded on the stock exchanges of São Paulo, New York, Madrid and Toronto. The confidence showed by the shareholders since that time allowed Gerdau to expand its business to thirteen countries, record annual revenues of approximately US$ 20 billion and consolidated even more its position as a global company.

- Metalúrgica Gerdau S.A. and Gerdau S.A. have clear shareholder's remuneration policies in line with the market, and distribute, at least, 30% of the adjusted net income, while legislation in Brazil requires a minimum of 25%. In addition, dividends are paid on quarterly basis.

- Since 2002 the minority shareholders, holders of common and preferred shares of Metalúrgica Gerdau S.A and Gerdau S.A., are entitled to the tag along right, which ensures them the receipt of 100% of the amount paid to the controlling shareholders in the event of the Company's transfer of control. The Brazilian Corporate Law ensure the receipt of 80% of the amount paid to the controlling shareholder solely to minority shareholders, holders of common shares.

- The following charts set forth the dividends and/or interest attributed to shareholders' equity paid with respect to the net income in each year and the dividend yield, which is the ratio between the dividends per share and the market price of the shares at the end of each year. It is worth mentioning that, in addition to this remuneration, shareholders also benefit from the valuation of the shares in the stock exchange, which was 68.1% in Metalúrgica Gerdau S.A. and 53.6% in Gerdau S.A.


Metalúrgica Gerdau S.A.
Yield (%) and Dividends paid (R$ million)
172
434
364
416
386
6.2%
7.0%
6.1%
5.2%
3.0%
2003
2004
2005
2006
2007
Dividends
Yield


Gerdau S.A.
Yield (%) and Dividends paid (R$ million)
351
859
796
895
835
3.9%
6.1%
2.4%
2003
2004
2005
2006
2007
Dividends
Yield

- For the second consecutive year, Gerdau's two publicly-held companies in Brazil - Metalúrgica Gerdau S.A. and Gerdau S.A. – were selected to comprise the ISE portfolio – Bovespa Corporate Sustainability Index. The inclusion in this index reflects the best social responsibility and corporate sustainability best practices, and also

inserts Gerdau's companies in the exclusive group of members of this important index of the Brazilian equity market.

- In addition to the Corporate Sustainability Index (ISE), the shares of Metalúrgica Gerdau S.A. and Gerdau S.A. are also included in the Share Index with Differentiated Corporate Governance (IGC), Share Index with Differentiated Tag Along (ITAG), Bovespa Index (IBOVESPA), Brasil 50 Index (IBrX 50) and Industrial Sector Index (INDX).

- In December 2007, Gerdau's corporate structure, on simplified format, was:


Metalúrgica Gerdau S.A.
Banco Gerdau S.A.
99%
44.8%
Gerdau S.A.
66.5%
94.2%
93%
93%
93%
93%
Gerdau Ameristeel Corp.
Gerdau América Latina Participações S.A.
Gerdau Açominas S.A.
Gerdau Aços Longos S.A.
Gerdau Aços Especiais S.A.
Gerdau Comercial de Aços S.A.
50%
Gallatin Steel
49%
Indústrias Nacionales C. por A.
Sipar Aceros S.A.
92.8%
Corporación Sidenor, S.A.
40%
83.3%
Empresa Siderúrgica del Perú S.A.A.
Gerdau Laisa S.A.
100%
57.1%
Diaco S.A.
Gerdau AZA S.A.
100%
100%
Siderúrgica Zuliana, C. A.
Siderúrgica Tultitlán, S.A. de CV
100%

- In conformity with its VIEW to be a global steel company, Gerdau was the first Brazilian company to disclose its financial statements in the international accounting standard known as International Financial Reporting Standards – IFRS and reflected in CVM Instruction nº 457, of July 13, 2007. This new accounting practices standardizes the information in accordance with international models, which increases the transparency and reliability of the financial information disclosed.

- On April 20, 2007, PriceWaterhouseCoopers Auditores Independentes issued, without exceptions, the certification required by section 404 of the U.S. Sarbanes-Oxley Act (SOX) on the internal control structure of the material processes affecting the Company's financial statements for the year 2006. The completion of the work and the certification obtained confirm Gerdau's commitment with high ethical standards and good corporate governance practices and the Company's permanent concern in

ensuring a high process control standard, transparency and creation of value to its shareholders.

- Gerdau was the winner of the 11th "Anefac-Fipecafi-Serasa Award – Transparency Trophy", in connection with its 2006 financial statements. It was the 8th consecutive time that Gerdau was classified among the ten companies that presented the best financial statements and the first time that it received the main award. Companies located throughout the Brazilian territory, selected among the 500 largest and best private companies in the commerce, industry and services areas, except for financial services, in addition to the 50 largest state-owned companies, compete for this award.

- In order to maintain the analysts and investors informed about the performance of the business, the Company has permanent communication channels and conducts visits, participates in conferences and carries out roadshows in several financial markets in the world. It also offers a website containing specific information to individual shareholders and managers of investment clubs, funds and portfolios. The interested persons may obtain information and clarifications on the Company's business and performance with the Investor Relations Department team by telephone (+55 51 3323.2703) and e-mail (inform@gerdau.com.br).

- In order to maintain the analysts and investors updated with respect to the Company's business, conference calls are carried out on a quarterly basis, in Portuguese and English, at the time of disclosure of the results. In these events, the results achieved are presented and discussed, followed by a questions and answers session. In 2007, such events counted with more than 1,150 participants via telephone and Internet.

- In 2007, Gerdau held several meetings with the Association of Capital Markets Investment Analysts and Professionals (APIMEC): in May, in São Paulo, and in November, in Porto Alegre and São Paulo. The events had the presence of more than 480 participants. In addition to these events, more than 122 individual meetings were also held in Brazil, including visits to Gerdau's industrial plants and roadshows to investors and market analysts. 231 visits and roadshows were conducted abroad.

- On January 23, Fitch Ratings upgraded Gerdau's risk rating to Investment Grade for long term corporate credit in local and foreign currency. On June 4, Standard & Poor's attributed the same rating for Gerdau's corporate credit. This risk rating by the rating agencies contribute to Gerdau's ability to raise funds at a lower cost and also for the enhancement of its image in the capital markets.

- The Gerdau Riograndense plant, located in Sapucaia do Sul, State of Rio Grande do Sul, was one of the winners of the National Quality Award, the most important recognition of the excellence in the management of Brazilian corporations. It was the first time that the facility participated in the evaluation which inspected its performance based on the PNQ criteria: leadership, strategies and plans, customers, society, information and knowledge, people, processes and results.

- In January 2007, during the 107 years of Gerdau's history, the fifth succession was carried out. It was a structured process, which involved external consulting companies and internal teams, and resulted in reliability and safety with respect to the business and markets. At that time, Jorge Gerdau Johannpeter, Frederico Gerdau Johannpeter and Carlos J. Petry, who accumulated the positions of Chief Executive officer and Senior Vice Presidents and members of the Board of Directors, started to act exclusively as directors. André Gerdau Johannpeter was elected Chief Executive

Officer (CEO) and Claudio Gerdau Johannpeter was elected Chief Operating Officer (COO).

- Continuing with the succession process, André Gerdau Johannpeter, Chief Executive Officer (CEO), also assumed the position of Vice Chairman of the Board of Directors in the beginning of 2008, a position held by Carlos J. Petry, who was retired. In addition, the Board of Directors will propose to the shareholders, in the shareholders' meeting to be held in April 2008, the election of Claudio Gerdau Johannpeter, Chief Operating Officer (COO), as a member of the Board of Directors.

PROSPECTS

The current economic growth scenario, both in Brazil and in other regions of the world, shows that demand for steel products will continue to be high during 2008. According to the International Iron and Steel Institute (IISI), the apparent demand for steel products will grow by 7% in the world, mainly in Brazil, Russia, India and China. It is also expected the maintenance of the demand for steel in the United States. The prospects for South and Central America are also favorable and point towards an average growth of 5% in the demand for steel products.

In this context, Gerdau will maintain its growth strategy based on profitability by benefiting from investment opportunities to expand its presence in countries where it already operates and evaluating new possibilities for geographical growth. It will also continue to work to consolidate itself as one of the main producers of common and specialty long steel, and to grow in the flat steel segment in order to offer a broad line of products and services to its customers.

Even with the positive prospects, the Company will pay attention to the crisis in the real estate market which affected the United States in 2007 and the impact thereof on the world economies. However, this problem, did not directly affect the Company's business as Gerdau is not focused on the residential civil construction sector in this country, the main sector adversely affected by the crisis. The Company's sales are mainly targeted at the non-residential civil construction and metal and mechanic segments.

In order to remain competitive and follow the world industry growth, Gerdau has been implementing an investment program which includes expansions and improvements in the plants in Brazil and abroad, in addition to the expansion of the own energy generation and increase of iron ore production. For the period from 2008 to 2010, the Company estimate investments of approximately US$ 6.4 billion, of which 69.6% will be invested in the Brazilian plants and 30.4% in the facilities abroad.

Finally, the Company wants to thank the customers, suppliers, representatives, shareholders, financial institutions, government agencies and other interested parties for the support received, as well as its employees for the hard work and dedication.

Rio de Janeiro, February 12, 2008

MANAGEMENT

GERDAU S.A. and subsidiaries
BALANCE SHEET AS OF DECEMBER 31, 2007
In thousands of R$

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	2,026,096	1,070,524
Short-term investments		
Held for Trading	2,836,903	4,749,400
Available for sale	276,374	263,893
Held to maturity	-	295,472
Trade accounts receivable	3,172,316	2,842,568
Inventories	6,056,661	5,052,865
Tax credits	598,317	527,420
Prepaid expenses	108,690	84,014
Unrealized gains on derivatives	14	5,687
Other current assets	237,602	192,113
	15,312,973	15,083,956
NON CURRENT ASSETS		
Tax credits	594,894	449,590
Deferred income taxes	933,851	915,765
Unrealized gains on derivatives	1,553	14,160
Prepaid expenses	110,207	56,570
Judicial deposits	223,735	168,145
Other non-current assets	290,783	257,900
Prepaid pension cost	417,723	311,740
Equity investments	613,112	450,080
Other investments	33,753	31,588
Goodwill	6,043,396	437,838
Intangible	1,073,715	45,381
Property, plant and equipment, net	15,827,944	13,373,543
	26,164,666	16,512,300
TOTAL ASSETS	41,477,639	31,596,256

GERDAU S.A. and subsidiaries
BALANCE SHEET AS OF DECEMBER 31, 2007
In thousands of R$

	2007	2006
CURRENT LIABILITIES		
Trade accounts payable	2,586,634	2,413,949
Short-term debt	2,500,985	2,274,523
Debentures	38,125	2,932
Taxes payable	462,311	465,724
Payroll and related liabilities	518,098	379,301
Dividends payable	392	185,458
Unrealized losses on derivatives	1,964	2,690
Other current liabilities	478,639	466,843
	6,587,148	6,191,420
NON CURRENT LIABILITIES		
Long-term debt	12,461,128	6,671,456
Debentures	903,151	929,024
Deferred income taxes	2,315,771	1,474,931
Unrealized losses on derivatives	16,106	22,425
Provision for contingencies	489,103	402,795
Employees benefits	794,125	708,316
Put options recognition	889,440	547,953
Other non-current liabilities	379,589	459,720
	18,248,413	11,216,620
SHAREHOLDERS' EQUITY		
Capital stock	7,810,453	7,810,453
Treasury stocks	(106,667)	(109,609)
Legal reserve	278,713	159,109
Retained earnings	5,779,339	3,030,459
Cumulative translation adjustment	(1,049,333)	(259,130)
	12,712,505	10,631,282
MINORITY INTEREST	3,929,573	3,556,934
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTEREST	16,642,078	14,188,216
TOTAL LIABILITIES	41,477,639	31,596,256

GERDAU S.A. and subsidiaries
STATEMENT OF INCOME
In thousands of R$

	2007	2006
NET SALES	30,613,528	25,883,911
Cost of sales	(23,131,527)	(19,039,266)
GROSS PROFIT	7,482,001	6,844,645
Sales expenses	(618,938)	(557,045)
General and administrative expenses	(1,877,654)	(1,784,865)
Other operating income (expenses), net	(171,958)	(36,163)
OPERATING INCOME	4,813,451	4,466,572
Equity in earnings of unconsolidated companies	118,399	243,550
INCOME BEFORE FINANCIAL RESULT AND TAXES	4,931,850	4,710,122
Financial income	815,763	939,484
Financial expenses	(1,202,027)	(903,292)
Foreign exchange gains and losses, net	723,289	329,633
Gain and losses on derivatives, net	(4,456)	74,467
INCOME BEFORE TAXES	5,264,419	5,150,414
Provision for Income Tax		
Current	(872,315)	(906,297)
Deferred	(82,011)	17,361
	(954,326)	(888,936)
NET INCOME	4,310,093	4,261,478
ATTRIBUTED TO:		
Equity holders of the parent	3,552,751	3,546,934
Minority interest	757,342	714,544
	4,310,093	4,261,478
Basic earnings per share - preferred and common	5.36	5.34
Diluted earnings per share - preferred and common	5.32	5.30

GERDAU S.A. - CONSOLIDATED MANAGEMENT REPORT

GERDAU S.A. and subsidiaries
STATEMENT OF CASH FLOWS
In thousands of R$

	2007	2006
Cash flows from operating activities		
Net income (including minority interest)	4,310,093	4,261,478
Adjustments to reconcile net income to cash flows from operating activities:		
Depreciation and amortization	1,317,156	1,136,950
Equity in earnings on unconsolidated companies, net	(118,399)	(243,550)
Foreign exchange, net	(723,289)	(329,633)
Gains/losses on derivative instruments, net	4,456	(74,467)
Pension Plan and stock options compensation	(141,656)	(212,012)
Deferred income taxes	82,011	(17,361)
Loss on disposal of property, plant and equipment and investments	87,069	39,803
Provision for doubtful accounts	15,116	16,633
Provision for contingencies	178,381	(52,061)
Distributions from joint ventures	109,959	217,169
Interest income	(668,570)	(820,940)
Interest expense	750,033	729,061
	5,202,360	4,651,070
Changes in assets and liabilities:		
Increase in accounts receivable	(482,616)	(290,638)
Increase in inventories	(777,724)	(186,347)
Increase in accounts payable and accrued liabilities	455,987	245,483
Increase in other assets	(456,834)	(109,353)
Increase in other liabilities	1,158,891	656,841
Purchases of trading securities	(4,191,788)	(7,704,288)
Proceeds from maturities and sales of trading securities	6,864,285	6,627,754
Cash provided by operating activities	7,772,561	3,890,522
Interest paid	(711,518)	(555,092)
Income tax paid	(696,728)	(912,860)
Net cash provided by operating activities	6,364,315	2,422,570
Cash flows from investing activities		
Additions to property, plant and equipment	(2,757,093)	(2,373,508)
Payment for acquisitions	(8,525,731)	(669,603)
Interest received over short term investments	191,561	752,424
Net cash used in investing activities	(11,091,263)	(2,290,687)
Cash flows from financing activities		
Cash dividends and interest on equity paid	(1,199,424)	(1,070,197)
Debt issuance	11,693,389	4,606,793
Repayment of debt	(5,622,460)	(3,629,755)
Capital increase	907,324	-
Net related party debt loans and repayments	291,440	(49,142)
Net cash provided by (used in) financing activities	6,070,269	(142,301)
Effect of exchange rate changes on cash and cash equivalents	(387,749)	(146,758)
Increase in cash and cash equivalents	955,572	(157,176)
Cash and cash equivalents at beginning of period	1,070,524	1,227,700
Cash and cash equivalents at end of period	2,026,096	1,070,524

Changes in Shareholders' Equity - Gerdau S.A. and subsidiaries
In thousands of R$

	Attributed to the equity holders of the parent					Minority Interest	Shareholders' Equity
	Capital Stock	Treasury Stocks	Legal Reserve	Retained Earnings	Cumulative Translation Adjustment		
Balance as of January 1st, 2006	5,206,969	(60,254)	465,063	2,623,507	-	2,087,167	10,322,452
Net income	-	-	-	3,546,934	-	714,544	4,261,478
Capital increase	2,603,484	-	(450,000)	(2,153,484)	-	-	-
Stock option exercised during the period	-	14,245	-	(1,363)	-	-	12,882
Gain on treasury stock sales	-	-	-	189	-	-	189
Cash dividends and interest on equity paid	-	-	-	(821,063)	-	(157,282)	(978,345)
Application of resources destinated by stockholders meeting	-	-	144,046	(144,046)	-	-	-
Cumulative translation adjustment	-	-	-	-	(259,130)	(164,663)	(423,793)
Minority interest over fair value allocation	-	-	-	-	-	777,299	777,299
Minoritary effect over consolidated entities	-	-	-	-	-	299,869	299,869
Put options recognition	-	-	-	(20,215)	-	-	(20,215)
Treasury stocks	-	(63,600)	-	-	-	-	(63,600)
Balance as of December 31, 2006	7,810,453	(109,609)	159,109	3,030,459	(259,130)	3,556,934	14,188,216
Net income	-	-	-	3,552,751	-	757,342	4,310,093
Capital increase in subsidiaries	-	-	-	-	-	965,469	965,469
Stock options expenses recognized during the period	-	2,942	-	2,765	-	-	5,707
Stock options exercised during the period	-	-	-	3,452	-	-	3,452
Gain on treasury stock sales	-	-	-	152	-	-	152
Cash dividends and interest on equity paid	-	-	-	(726,170)	-	(294,093)	(1,020,263)
Application of resources destinated by stockholders meeting	-	-	119,604	(119,604)	-	-	-
Cumulative translation adjustment	-	-	-	-	(790,203)	(338,661)	(1,128,864)
Minority interest over fair value allocation	-	-	-	-	-	(18,502)	(18,502)
Minoritary effect over consolidated entities	-	-	-	(6,089)	-	(282,437)	(288,526)
Put options recognition	-	-	-	52,942	-	(417,963)	(365,021)
Treasury stocks	-	-	-	1,797	-	-	1,797
Capital increase in subsidiaries expenditures	-	-	-	(26,839)	-	-	(26,839)
Unrealized gains on available for sale investments	-	-	-	13,723	-	1,484	15,207
Balance as of December 31, 2007	7,810,453	(106,667)	278,713	5,779,339	(1,049,333)	3,929,573	16,642,078